EXHIBIT 99.2

RADA ELECTRONIC INDUSTRIES RECEIVED ORDERS FOR
VARIOUS AVIONICS SYSTEMS WITH TOTAL VALUE OF $2.5M

Netanya, Israel, Oct 7, 2015 RADA Electronic Industries of Netanya, Israel (NASDAQ: RADA) announced today that, during the third quarter of 2015, the company has received multiple follow-on production and maintenance orders for various avionics systems installed onboard manned and un-manned aircraft, with a total value of $2.5M. These orders are on top of previous announcements made during the quarter.

The orders were placed by RADA’s long-term avionics systems customers, including Israel Aircraft Industries, Hindustan Aeronautics Ltd, Embraer Defense & Security, and the Israeli Air Force.
Adding the $1.5M order for UAV avionics announced in July 2015, brings the total value of avionics systems’ new orders, received during the third quarter of 2015, to over $4M.

Zvi Alon, RADA’s CEO, commented: “These repeated orders emphasize the long-term strategic relations we have established with leading domestic and worldwide aerospace industries. We continue to maintain a stable stream of revenues from our avionics product line and expect these products will remain in production for the following years.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The company specializes in the development, production, and sale of tactical land radar systems for force and border protection, inertial navigation systems for air and land applications, and avionics systems and upgrades.

Contact Details:
RADA
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com